UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

1847 GOEDEKER INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

28252C109
(CUSIP Number)

Ellery W. Roberts 1847 Holdings LLC 590 Madison Avenue, 21st Floor New York, NY 10022 (212) 417-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2020
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28252C109

1.	NAMES OF REPORTING PERSONS Ellery W. Roberts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	1,375,597
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,375,597
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,597
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.51%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 6,111,200 shares of the Issuer’s common stock outstanding as of October 15, 2020, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on October 19, 2020.

CUSIP No. 28252C109

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share, of 1847 Goedeker Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 13850 Manchester Rd., Ballwin, MO 63011.

Item 2. Identity and Background.

(a)	The person filing this statement is Ellery W. Roberts (the “Reporting Person”).

(b)	The business address of the Reporting Person is 590 Madison Avenue, 21st Floor, New York, NY 10022.

(c)	The Reporting Person is the Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors of 1847 Holdings LLC (“1847 Holdings”), which has its principal office at 590 Madison Avenue, 21st Floor, New York, NY 10022.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On January 10, 2019, 1847 Holdings purchased 1,000 shares of common stock of the Issuer for a total purchase price of $1.00, or $0.001 per share. Mr. Roberts is the Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors of 1847 Holdings and may be deemed to be the beneficial owner of the shares held by it.

On March 22, 2019, these shares were transferred to 1847 Goedeker Holdco Inc., a subsidiary of 1847 Holdings (“Holdco”).

On July 30, 2020, the Issuer completed a 4,750-for-1 forward stock split of its outstanding common stock, increasing Holdco’s holdings to 4,750,000 shares.

On August 4, 2020, Holdco made a distribution to its stockholders, pro rata in accordance with their holdings, of the common stock of the Issuer held by it. 1847 Holdings received 3,325,000 shares of the Issuer’s common stock in connection with such distribution.

On October 23, 2020, 1847 Holdings distributed all 3,325,000 shares of the Issuer that it held to its shareholders. The Reporting Person received 1,375,597 shares of common stock of the Issuer in the distribution by virtue of his ownership of common shares of 1847 Holdings and as a beneficial owner of allocation shares of 1847 Holdings.

As a result of the foregoing transactions, the Reporting Person currently owns 1,375,597 shares of the common stock of the Issuer.

Item 4. Purpose of Transaction.

The securities held by the Reporting Person were acquired in connection with the transactions described in Item 3 above.

The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 28252C109

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, the Reporting Person is the beneficial owner of 1,375,597 shares of common stock, representing 22.51% of the outstanding shares of the Issuer’s common stock (based on 6,111,200 shares of common stock outstanding as of October 15, 2020). The Reporting Person does not own any other securities of the Issuer.

(b)	The Reporting Person has the sole power to vote and dispose of 1,375,597 shares of common stock.

(c)	Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Person did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 28252C109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020	/s/ Ellery W. Roberts
Ellery W. Roberts

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